

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
20549-7010

April 24, 2009

Mr. James Marshall
Chief Financial Officer
EMTA Holdings, Inc.
7430 E. Butherus, Suite C,
Scottsdale, AZ 85260

> **Re:** **EMTA Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed July 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 3008**
> **Filed August 19, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 3008**
> **Filed November 19, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 19, 2009**
> **Response letter dated April 14, 2009**
> **File No. 333-136583**

Dear Mr. Marshall :

 We have reviewed your response letter and have the following comments.
Please provide a written response to our comments. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Financial Statements

Note 11 - Accounting for derivative financial instruments, page F-18

1. In your response to prior comment 8 you indicate that the face value of the debt is
 reported net of unamortized issue costs and debt discounts in the line item,
 "Conversion Share Derivative Liability," and that the conversion feature was not
 bifurcated and reported separately as a derivative liability in accordance with
 SFAS 133 and EITF 00-19. As your disclosures in Notes 9 and 11 are not
 consistent with the information you provided in this response, please explain the
 reasons for your disclosure and explain why your actual accounting is not

consistent, i.e. tell us why the conversion feature should not be reported separate from the host contract and accounted for as a derivative liability.

In addition, you state in your response to prior comment 8 that "…the valuation of this loan program should be governed by EITF 00-27…." Please tell us why you have referenced the guidance in EITF 00-27 in your response as it does not appear that you recorded a beneficial conversion feature in conjunction with the debt issuance. Please disclose the conversion price of the debt and tell us how this compared to your stock price at the date of issuance.

2.   We note you assigned no value to the warrants issued in conjunction with the convertible debt issued between April 2006 and November 2006. However, it appears you assigned a significant value to the 5,000,000 warrants issued in August 2006 to cure a default in the loan agreements. Please explain to us why you did not allocate a portion of the debt proceeds to the 7,000,000 warrants issued with the debt following the guidance of APB 14.

3.   Please tell us where you have filed as exhibits all relevant agreements related to the issuance of the convertible debt. If you have not filed these agreements, submit them with your response and file them as exhibits to comply with Item 601 of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief